UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2023

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

Execution of Sales Agreement

On April 4, 2023, Inspira Technologies Oxy B.H.N. Ltd., or the Registrant, entered into a Sales Agreement, or the Sales Agreement, with Roth Capital Partners, LLC, or the Sales Agent, pursuant to which the Registrant may offer and sell, from time to time, through the Sales Agent, the Registrant’s ordinary shares, no par value per share. The ordinary share will be offered and sold pursuant to the Registrant’s Registration Statement on Form F-3 (File No. 333-266748), or the Registration Statement, and a prospectus supplement to the Registration Statement.

The Registrant is not obligated to sell any ordinary shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with their normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of The Nasdaq Capital Market to sell ordinary shares from time to time based upon the Registrant’s instructions, including any price, time or size limits specified by the Registrant. Upon delivery of a placement notice to the Sales Agent, and subject to the Registrant’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the ordinary shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Sales Agent’s obligations to sell ordinary shares under the Sales Agreement is subject to satisfaction of certain conditions, and other customary closing conditions. The Registrant will pay the Sales Agent a commission equal to 3.0% of the aggregate gross proceeds from each sale of ordinary shares and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Registrant has also agreed to reimburse the Sales Agent for certain specified expenses.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is attached as Exhibit 99.1 to this Report and is incorporated herein by reference.

A copy of the opinion of Sullivan & Worcester Tel-Aviv (Har-Even & Co.) relating to the legality of the issuance and sale of the ordinary shares is filed herewith as Exhibit 5.1.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The press release is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration No. 333-266748) and Form S-8 (Registration No. 333-259057), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
1.1	Sales Agreement by and between Inspira Technologies Oxy B.H.N. Ltd. and Roth Capital Partners, LLC, dated April 4, 2023
5.1	Opinion of Sullivan & Worcester Tel-Aviv (Har-Even & Co.).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: April 4, 2023	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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